November 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attention: Irene Barberena-Meissner, Karina Dorin, Robert Babula and Gus Rodriguez

Re:	Swiftmerge Acquisition Corp. AleAnna Energy, LLC Amendment No. 2 to Registration Statement on Form S-4 Filed November 5, 2024 File No. 333-280699

Ladies and Gentlemen:

On behalf of Swiftmerge Acquisition Corp. (the “SPAC”) and AleAnna Energy, LLC (the “Company”, together with the SPAC, the “Co-Registrants”), below is the response of the SPAC and the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 5, 2024, regarding the Co-Registrants’ Amendment No. 2 to Registration Statement on Form S-4 (the “Second Amended Registration Statement”) filed with the Commission on November 4, 2024. In connection with this letter, a third amendment to the Registration Statement (the “Amended Registration Statement”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Co-Registrants. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of the Amended Registration Statement. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Risks Related to SPAC and the Business Combination

If SPAC has not consummated an initial business combination by June 17, 2025 or, if such period is extended, within such extended period, page 103

1.	We note your revised disclosure in response to prior comment 16 that if SPAC is unable to complete an initial business combination by December 14, 2024 and seeks to extend beyond such 36-month period, such extension would violate Nasdaq IM- 5101-2, and the SPAC’s securities will be suspended and delisted by Nasdaq. Please revise this statement to clarify that your securities will be immediately suspended and delisted once you receive a delisting determination letter from Nasdaq. Also, revise to describe any potential impact on your ability to complete your initial business combination. Lastly, disclose the impact on securities holders if your securities are no longer considered “covered securities.”

Response: The Co-Registrants acknowledge the Staff’s comment and have revised pages 103 and 104 of the Amended Registration Statement accordingly.

BofA, as underwriters of the Initial Public Offering, was to be compensated in part on a deferred basis in connection with the Initial, page 113

2.	We note your revised disclosure in response to prior comment 2 that BofA did not communicate the reason for providing a waiver of its deferred fees. Please revise to discuss in greater detail the circumstances surrounding BofA’s agreement to waive their deferred fees, including how this waiver was obtained from BofA.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised pages 41, 113 and 160 of the Amended Registration Statement accordingly.

Background to the Business Combination, page 160

3.	We note your revised disclosure in response to prior comment 6. Please expand your disclosure to elaborate on the relationship among SPAC, Pureplay and its co-founder, including any pre-existing relationships and understandings among such parties. In addition, please discuss in greater detail the circumstances under which SPAC and AleAnna were introduced. In that regard, we note that Pureplay issued a demand letter to SPAC for compensation for its role in facilitating the Business Combination.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised page 164 of the Amended Registration Statement accordingly.

AleAnna’s Business

Reserve Information

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Natural Gas Reserves, page 231

4.	We note the revised presentation of future net cash flows and present value discounted at 10%; however, the section heading should be revised to “Present Value of Future Net Cash Flows Discounted at 10%.”

Response: The Co-Registrants acknowledge the Staff’s comment and have revised page 232 of the Amended Registration Statement accordingly.

Notes to Consolidated Financial Statements

Note 13-Natural Gas Producing Activities (Unaudited)

Reserve Information, page F-77

5.	We note the revised tabular reconciliation of the changes in total proved reserves and the updated explanatory footnote, as of December 31, 2023. We also note your presentation of the changes in the standardized measure (page F-79) includes a 2023 net downward change due to the decrease in the volume-weighted average sales price from $24.55 per Mcf in 2022 to $14.13 per Mcf in 2023. Furthermore, the changes in the standardized measure for 2022 include a similar but upward change attributed to a net change in the sales prices. Please expand your tabular reconciliation of the changes in total proved reserves on page F-77 to include the volume changes associated with “revisions” due to the net changes in sales prices separately from the volume change associated with “extensions & discoveries” for the years ended December 31, 2023 and 2022, respectively. As all your reserves are proved undeveloped, this comment also applies to the tabular reconciliation of the changes in proved undeveloped reserves, as of December 31, 2023. Please expand your tabular reconciliation of the changes in proved undeveloped reserves on page 230 to include the negative volume change associated with “revisions” due to the decrease in prices separately from the volume change associated with “extensions & discoveries.”

Response: The Co-Registrants acknowledge the Staff’s comment and have revised pages 231 and F-78 of the Amended Registration Statement accordingly.

Exhibits

6.	We note you have filed a short form tax opinion filed as Exhibit 8.1 with respect to the material United States federal income tax consequences of the Domestication to U.S. Holders of SPAC securities. Please also provide a legal opinion with respect to the material tax consequences of the business combination to the respective securityholders of SPAC and AleAnna. If you intend to file short-form opinions, please revise the related tax disclosure in your proxy statement/prospectus to clearly state that the tax consequences of the business combination to the respective securityholders of SPAC and AleAnna is the opinion of named counsel and clearly identify the opinion being rendered.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised pages 213, 214, 219 and 222 of the Amended Registration Statement to revise the discussion of material U.S. federal income tax consequences to U.S. Holders with respect to the Domestication, the exercise of redemption rights and the Business Combination and the discussion of the consequences to the AleAnna Members of the Merger, and filed a revised short form tax opinion as Exhibit 8.1 and a new short form tax opinion as Exhibit 8.2 to the Amended Registration Statement accordingly.

*      *      *      *      *      *

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at 954-768-8209.

Very truly yours,

/s/ Grant J. Levine
Grant J. Levine
Greenberg Traurig, LLP

cc:	Tristan Yopp, Chief Financial Officer of AleAnna Energy, LLC
Jennifer T. Wisinski, Esq., Haynes and Boone, LLP
Stephen W. Grant Jr., Esq., Haynes and Boone, LLP
John Bremner, Chief Executive Officer of Swiftmerge Acquisition Corp.
Mark Selinger, Esq., Greenberg Traurig, LLP
Adam Namoury, Esq., Greenberg Traurig, LLP

4